November 8, 2024

Ophelia Snyder
President
21Shares Core XRP Trust
477 Madison Avenue, 6th Floor
New York, NY 10022

       Re: 21Shares Core XRP Trust
           Registration Statement on Form S-1
           Filed November 1, 2024
           File No. 333-282942
Dear Ophelia Snyder:

       We have reviewed your registration statement and have the following comment.

Registration Statement on Form S-1
General

1. You state that the investment objective of the Trust is to reflect the performance of the price of XRP and that you will meet the objective by holding XRP. The Commission has stated that XRP is offered and sold as a security under the federal securities laws.
       In that regard, we refer you to the complaint filed by the Commission in SEC v. Ripple
       Labs, Inc., No. 20-cv10832 (S.D.N.Y.), and the Commission   s pending
appeal in SEC
       v. Ripple Labs Inc., No. 24- 2648 (2d Cir.). Therefore, the Trust appears to meet the definition of an investment company under the Investment Company Act of 1940.
       Please file a request for withdrawal of the registration statement. November 8, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Justin Dobbie at 202-551-3469 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Allison M. Fumai, Esq.